The Chubb Corporation

15 Mountain View Road

Warren, NJ 07059

August 28, 2013

Mr. James Peklenk

Staff Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Dear Mr. Peklenk:

Reference is hereby made to Joel Parker’s letter dated August 19, 2013 to John D. Finnegan, Chairman, President and Chief Executive Officer of The Chubb Corporation (“Chubb”), providing comments on Chubb’s Form 10-K for the fiscal year ended December 31, 2012. Chubb will respond to the comments set forth in your letter as promptly as practicable and, in any event, no later than September 17, 2013.

Please feel free to contact me if you have any questions.

Very truly yours,

/s/ W. Andrew Macan

W. Andrew Macan

Vice President, Corporate Counsel

    & Secretary

cc:	Joel Parker, Accounting Branch Chief
Mark Brunhofer, Review Accountant